Report regarding the addition of WR Creditors Co., Ltd. as a second-tier subsidiary of Woori
Finance Holdings Co., Ltd.

On October 22, 2010, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) announced the establishment of WR Creditors Co., Ltd. and its addition as a new subsidiary of Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: WR Creditors Co., Ltd.

•	Financial status as of October 22, 2010 (expected date of establishment):

(unit: millions of KRW)

Total assets	10	Total stockholders’ equity	10

Total liabilities	—	Capital stock	10

•	Primary business: Business activities related to the purchase and transfer of non-performing loans and the purchase, management and disposition of other ancillary instruments.

•	WR Creditors Co., Ltd. is a wholly-owned subsidiary of Woori F&I, and is a company established under the Korean Commercial Code.

•	The capital of WR Creditors Co., Ltd. may be increased by future investment.

•	Number of all subsidiaries of Woori Finance Holdings after addition: 52